767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Matthew D. Bloch (212) 310-8165 matthew.bloch@weil.com	Weil, Gotshal & Manges LLP

January 8, 2013	VIA EDGAR
Mr. Daniel Leslie Staff Attorney Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549-3561 Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 27, 2012 File No. 1-33632

Dear Mr. Leslie,

This letter confirms our conversation on January 7, 2013, in which I acknowledged receipt of the Staff’s letter dated December 31, 2012 in connection with Brookfield Infrastructure Partners L.P.’s (the “Partnership”) annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012 and indicated that the Partnership intends to file a response to the Staff’s letter on or about January 29, 2013.

If you have any questions regarding this letter, please contact me at (212) 310-8165.

Very truly yours,

/s/ Matthew D. Bloch
Matthew D. Bloch